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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                           UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           UNITED GOLF PRODUCTS, INC.
                 (Name of small business issuer in its charter)

       DELAWARE                                        95-4544101
  (State of incorporation)                (I.R.S. Employer Identification No.)

              20301 NORDHOFF STREET, CHATSWORTH, CALIFORNIA 91311
              (Address of principal executive offices) (zip code)

         Issuer's telephone number, including area code: (818) 349-3164



     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, par value $.001
                                (Title of Class)



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        All statements, other than statements of historical fact, included in this Form 10-SB, including without limitation the statements under "Management's Discussion and Analysis" and "Description of Business," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of United Golf Products, Inc. and its wholly-owned subsidiary, WSL, Inc. (collectively, the "Company"), to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Form 10-SB. Such potential risks and uncertainties include, without limitation, competition from other golf equipment manufacturers, economic conditions, consumer spending patterns, availability of capital, and other risk factors detailed herein and in other of the Company's filings with the Securities and Exchange Commission. The forward-looking statements are made as of the date of this Form 10-SB and the Company assumes no obligation to update the forward-looking statements. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

OVERVIEW

        The Company designs, develops, assembles and markets golf clubs and golf accessories which are sold primarily in North America under the RAWLINGS (Registered Trademark) brand name. The Company has the exclusive, worldwide right and license to use the RAWLINGS brand name and logo in connection with the manufacture, distribution, promotion and sale of golf clubs, golf bags, and golf accessories, and the non-exclusive worldwide right to sell golf hats and golf balls. RAWLINGS is an established, widely recognized brand name for sports equipment, uniforms and sports accessories. The Company's products include (i) full sets of clubs for men, women, seniors, and juniors, (ii) a complete line of utility clubs, including wedges and putters, and (iii) a full line of golf accessories, such as golf bags, balls, gloves, headcovers, travel covers, umbrellas and hats. Until recently, the Company was also engaged in the wholesale distribution of golf, tennis and other sporting goods that are manufactured by third parties.

        The Company currently markets its golf products nationwide primarily through mass marketers, including department stores, general discount warehouses, and general sporting goods outlets. Such mass marketers include Sears & Roebuck Company, Target Stores, Oshman's Super Stores, Big 5, Pro Golf of America, and most recently, Wal-Mart and Zellers. However, the Company also sells its products to approximately 75 off-course golf specialty and other sporting goods stores. The Company markets its products abroad through a joint venture in Australia and New Zealand and, to a lesser extent, through representatives in Japan and Europe. The Company's business strategy is to market its products to the value-priced segment of the golf club market.

        As with most golf club companies, the Company sources the three principal components of its golf clubs--the clubhead, shaft and grip--from both U.S. and foreign independent suppliers. The clubs are assembled and packaged by the Company primarily at its facilities in Chatsworth, California. Other golf products are manufactured by independent suppliers to the Company's specifications and then distributed by the Company.



                                          1.

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ORGANIZATION

        United Golf Products, Inc. ("United Golf") was incorporated under the laws of the State of Delaware in August 1995 under the name of Aspen West Group, Inc. All of the operations of the Company are conducted through WSL, Inc., a California corporation ("WSL"). WSL is a wholly-owned subsidiary of United Golf. Unless otherwise specified or indicated by the context, all references in this Form 10-SB to the "Company" are to both United Golf and WSL.

        WSL was founded in 1989 by Warren E. Levy, the current Chief Executive Officer, President and Chairman of the Board of the Company and currently the principal shareholder of the Company. Mr. Levy founded WSL for the purpose of assembling and distributing golf clubs and golf products and distributing other sporting goods. Aspen West Group, Inc. was formed to engage in the manufacture and distribution of books on tape. However, Aspen West Group, Inc. never progressed past the development stage of its business. On February 3, 1997 Aspen West Group, Inc. acquired from Mr. Levy all of the outstanding shares of WSL's common stock and Series A convertible redeemable preferred stock in exchange for 2,675,000 shares of Aspen West's common stock, $.001 par value (the "Common Stock"), and 711,000 shares of United Golf's Series A Redeemable Cumulative Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock"), in a tax free exchange (the "Exchange"). Following the Exchange, Aspen West Group, Inc. changed its name to United Golf Products, Inc. As a result of the Exchange, United Golf owns 100% of WSL's outstanding capital stock, and Mr. Levy owns 57% of the Common Stock and 100% of the Series A Preferred Stock.

        The Common Stock is quoted on the OTC Bulletin Board Display Service operated by the NASD under the symbol "UGLF." See, "Part II Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

        The Company's offices are located at 20301 Nordhoff Street, Chatsworth, California, 90311 (telephone: (818) 349-3164).

INDUSTRY BACKGROUND

        According to generally available industry data, in 1997 there were approximately 24 million golfers in the United States and approximately 25 million outside of the United States. The Company believes that the sport is growing in popularity, particularly among entry-level, junior, women and senior players. According to Golf Pro Merchandiser magazine, a trade publication, in 1995 there were approximately 100 domestic and foreign companies that manufactured golf clubs. According to the National Sporting Goods Association, sales of golf equipment in the United States have increased from $1.8 billion in 1987 to a projected $3.9 billion in 1997, a 113% increase, and an increase of 11.6% from 1996 to 1997. For the third year in a row, golf has led all other sports in total sales in the United States.

         Historically, most golf clubs and other golf products were sold at pro shops located at golf courses. It is estimated that 20 years ago approximately 80% of golf sales were generated by pro shops at golf courses. However, the buying patterns of golfers have changed. According to the National Golf Foundation, in 1994 only 8% of golf club sales to occasional golfers and only 15% of golf club sales to avid golfers were made at pro shops. By comparison, 64% of sales of golf clubs to occasional golfers and 68% of sales to avid golfers were made by off-course golf retailers, discount stores, sporting goods stores and department stores.



                                       2.

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BUSINESS STRATEGY

        The Company's business strategy is to enhance its position as a major provider in the mass market of brand name golf clubs and golf products. Key elements of its strategy include:

        Name Recognition. The Company believes that name recognition is an important element in marketing sporting goods. Accordingly, as the exclusive licensee of the RAWLINGS brand name and logo for golf clubs and certain other golf products, the Company's strategy is to leverage the brand name and reputation of RAWLINGS in the distribution and sale of its products. The RAWLINGS brand name is a well recognized name in sporting goods and has a long-standing reputation for providing quality sporting equipment, including baseball equipment for the professional baseball leagues, basketballs for the NCAA, footballs and equipment for the NCAA, and hockey equipment. The Company believes that consumer recognition of the RAWLINGS brand name enables it to maintain its current level of recognition for its golf products without engaging in expensive print or television advertising and without the need for the endorsement of tour professionals. However, in order to increase recognition of the RAWLINGS name for golf products, the Company believes that it will be necessary to increase its marketing efforts.

        Market Penetration. The Company believes that the sport of golf is growing in popularity, particularly among entry-level, junior, women and senior players. In addition, the Company believes that many of these players, particularly the junior and entry-level players, do not initially purchase premium-priced golf clubs. Furthermore, as discussed in the Industry Background section above, the buying habits of golf players have changed in recent years as purchases of golf equipment at on- course golf pro shops have decreased and sales of off-course specialty golf stores, sporting goods stores, discount stores and department stores have increased. Accordingly, the Company' strategy is to address this value-priced segment of the golf club market and to sell its products through department stores, general discount warehouses, general sporting goods outlets, smaller off-course golf specialty, and other sporting goods stores. The Company currently sells its products through such mass marketers as Sears & Roebuck Company, Target Stores, Oshman's Super Stores, Big 5, Dunhams, Academy and, most recently, Wal-Mart and Zellers.

        Complete Product Lines. The Company's strategy is to make complete lines of golf clubs available to both the entry-level golfer and to the average or more skilled golfer at various price points. Accordingly, the Company markets complete sets of clubs for men, women, seniors, and juniors, including specially designed graphite shafted clubs and oversized clubs. In addition, the Company offers other golf related products such as balls, gloves, carts, bags, and other accessories, enabling the Company to sell a complete product line to its customers.

        Quality Products. Although the Company does not compete directly in the premium-priced golf club market, the Company believes that product quality is also an important factor in the mass market golf club industry. Accordingly, the Company's strategy is to develop and manufacture high quality golf clubs consistent with the RAWLINGS brand name. To achieve the desired product quality, the Company designs all of its own clubs and manufactures the clubs to high levels of specifications from high quality materials. Due to the increased availability and the recent decrease in price of certain materials used in the manufacture of premium-priced golf clubs, the Company's golf products also are manufactured using such materials as titanium, lightweight alloys, and graphite shafts.

        International Expansion. The Company intends to increase it efforts to expand the international distribution of its RAWLINGS brand name golf clubs and golf accessories. In the fiscal year ended July 31, 1997, the Company derived approximately 5% of its golf club and golf accessories revenue from sales in foreign countries.



                                       3.

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PRODUCTS

        The Company markets a broad range of golf clubs and golf accessories, including bags, gloves, balls, grips, hats, headcovers, umbrellas, tees and non-motorized carts. The Company's golf clubs include full sets of clubs for men, women, seniors, and juniors, and a complete line of utility clubs, including six models of wedges and six models of putters. The Company sells substantially all of its golf products under the RAWLINGS brand name, a registered trademark of Rawlings Sporting Goods Company, Inc. and a trademark associated with sporting equipment worldwide. The Company does not manufacture or sell any golf clothing or shoes. The golf clubs offered by the Company are designed and priced to appeal to golfers ranging from the entry-level player to the highly-skilled amateur player. Accordingly, the Company's golf clubs are manufactured using various designs and materials, including titanium, alloy, copper and stainless steel clubheads, as well as graphite shafts manufactured by Aldila, Inc. and steel shafts manufactured by True Temper. The Company's clubs are not, however, designed, marketed or priced to compete directly with the premium clubs offered by such golf manufacturers such as Callaway Golf Company, Tommy Armour Golf Company, Taylor Made Golf Company, or Karsten Manufacturing Corporation (Ping).

        The following table sets forth the contribution to net sales (dollars in thousands and as a percentage of net sales) attributable to the product groups sold during the fiscal year ended July 31, 1997.


PRODUCT GROUP                             Sales                 Percentage
-------------                             -----                 ----------
Sets of clubs................             $2,204,000                   38%

Utility clubs................             $3,422,000                   59%

Accessories..................               $174,000                    3%



The Company believes that the foregoing mix of product sales will change during the current fiscal year as a result of the new licensing agreement the Company entered into with Rawlings Sporting Goods Company, Inc. effective September 1, 1997, which licensing agreement grants the Company the right and license to sell additional accessories using the RAWLINGS brand name. See "Rawlings License; Trademarks," below. In addition, during the prior fiscal year, the Company was unable to fulfill certain of its golf club orders due to a shortage of working capital. In April 1997 the Company successfully negotiated a new working capital credit line. The Company believes that this new credit line will enable it to supply those products that it could not manufacture, thereby changing the expected product mix for the current fiscal year. See "Management's Discussion and Analysis -- Liquidity and Capital Resources."

        The Company's line of golf products currently includes complete sets of clubs as well as individual clubs. The complete sets currently offered by the Company include the following:

        MVP Series. The MVP Series set of clubs consists of 8 irons and 3 woods, and separate sand wedges and utility wedges. The Company believes that this line offers the most forgiving game improvement features of any of its lines. These oversize stainless steel irons and woods are equipped with a dual rail system on the sole, helping to lift the ball clearly from a lie. The MVP irons are both perimeter weighted and heel-toe weighted, allowing for a maximum responsive hitting area and an optimized center of gravity. The "off-set" feature of the new MVP woods is designed to reduce slices by allowing the golfer to close the club face at impact. The unique two-tiered sole is designed to help golfers achieve solid hits from the fairway and easier shots from the rough. The suggested retail price for the complete set of woods and irons ranges from $325 with steel shafts to $485 with graphite shafts.



                                       4.

        Faultless Line. The Company's Faultless Line of clubs consists of five woods (1,3,5,7 and 9) and six irons (6 through sand wedge) and is especially designed for seniors and women. The midsized stainless irons are designed with a triangular stabilizing bar connecting the sole of the club to the crown of the cavity back for a solid feel. The shaft is a light-weight, no step steel shaft designed to give golfers more control. The Faultless Line includes oversized stainless steel woods with a gradually deepening triangular sole plate. The Company designed this sole plate to enable average golfers to hit higher, more consistent shots from longer distances. The suggested retail price for the set is $400.

        Pro 1 Line. The Company designed the Pro 1 line with "forgiveness" as the objective. The oversized stainless steel iron features a large cavity back and perimeter weighting for an expanded "sweet spot" and a beveled sole designed to reduce turf drag. The Pro 1 Bi-Metal woods come in 1,3,5 and 7. All of these oversized woods consist of a combination of titanium and light alloy metals. Pro 1 clubs come with a choice of True Temper steel shafts or graphite shafts custom made by Aldila, Inc. for the Company. Left-handed models are also available in the Pro 1 Line. The suggested retail price for the set is $299 for the steel shaft line and $475 for the graphite shaft line.

        Pure Gold Line. The Company offers several versions of its Pure Gold set of clubs which consists of three woods and eight irons. The oversize clubheads are manufactured from a light-weight titanium alloy. Depending on the set, the shaft of the clubs is either an Aldila graphite shaft or a True Temper steel shaft. The suggested retail price for the set ranges from $199 with steel shafts to $400 with graphite shafts.

        Tour Stainless. The Tour Stainless line includes 1,3 and 5 woods and a cavity back stainless steel iron. The Tour Stainless iron features a drag resistant sole designed for hitting from the fairway rough and for chipping. Tour line woods feature a slightly raised "RAWLINGS Tour H" sole crafted to achieve stability and consistent hits from the fairway. All Tour Stainless clubs are available with True Temper "Dynamic Gold" steel shafts or Aldila graphite shafts. The suggested retail price for the set ranges from $350 with steel shafts to $495 with graphite shafts.

        Junior Sets. The Company offers a seven piece Junior "MVP" set and "Junior Pro" sets with seven pieces. The Junior MVP and Junior Pro sets all include a putter, a bag and headcovers. The Company also recently introduced a junior combination driver/fairway wood called "Tiger Tail." The junior sets have a suggested retail price ranging from $100 to $150. The Tiger Tail wood has a suggested retail price of $44.

        The Company also markets a series of woods, irons, wedges, and putters, as well as other accessories. The following is a summary of certain of these golf products that are currently offered by the Company.

        Tour Titanium. Tour Titanium woods consist of a driver with a head of 280 cc, with a choice of either an 8.5 degree of loft or a 10.5 degree of loft. These new woods consist of 90% pure titanium. The Company forges its titanium heads to ensure a strong, uniform wall construction. In addition, these woods include an Aldila graphite shaft designed to create more power in a golfer's swing without additional force. Left-handed drivers are also available in this line. The suggested retail price is $149 per club.

        Entry Level Products. The Company sells a full line of clubs with titanium alloy heads for beginners and mid-level golfers. Of the titanium alloy clubs, the Ultimate Golf Machine series of woods has been the Company's most successful product. These versatile woods are designed to be extremely easy to hit as well as affordable. They are offered in a graphite shaft driver, 3, 5, 7 and 9 wood for both right and left handed players. The suggested retail price is $49 per club.



                                       5.

        Wedges and Putters. The Company offers six lines of wedges and six lines of putters. The Company's new Tour Edge Copper Insert wedges feature a milled copper face that is crafted to add a "soft touch" and increased spin to delicate shots, while the distinctive weighing and rounded sole offers better control on pitches from the fairway, around the green or out of the sand. The Company also offers several distinctive models of putters for every level of golfer. The MVP milled series of putters utilizes 305 stainless steel to give a soft feel and the Company's two unique designs are optimized for precision by a computerized milling process applied to the face of the putter. Insert putters have become popular among players on the PGA tour as well as recreational golfers, and the Company has responded to market demand with two distinctive models. Copper Sun putters feature a milled copper face and a copper insert designed to add feel and control to putting. Tour Magic Balata putters have a soft balata rubber insert designed for an even softer touch in putting than copper insert putters.

        Accessories. The Company currently offers an extensive line of golf accessories, including bags, gloves, grips, hats, headcovers, umbrellas, tees and non-motorized carts. Historically, other than golf bags, the Company has not marketed most of these accessories. For the fiscal year ended July 31, 1997, sales of accessories represented only approximately 3% of the Company's total sales. However, effective September 1, 1997, the Company was granted the right to use the RAWLINGS brand name for most of these other products. Accordingly, the Company has commenced selling non- motorized carts, hats, golf balls, gloves and other accessories under the RAWLINGS brand name.

MARKET SEGMENTS

        Men's Products. Approximately 65% of the Company's sales come from the men's market segment. Most of the Company's products in this category are designed for the beginner, intermediate and regular recreational golfers. The Company believes that men in this segment are aware of the RAWLINGS brand name from the other sporting goods sold by the Rawlings Sporting Goods Company, Inc. The MVP, Pro I, Tour Stainless and Tour Titanium family of woods and irons are targeted for this group.

        Women's Products. One of the Company's ongoing objectives is to address the growing women's market by offering distinct product lines designed for women golfers. According to the National Golf Foundation, the number of women playing golf has during the past few years been increasing at a rate of 20% annually. The Company's design efforts for this market segment focus on lines like the Faultless Line.

        Senior Products. Currently, approximately 26% of all golfers in the U.S. are over 50 years of age. The number of golfers in this segment is expected to grow as the current generation of baby boomers ages. The Company's Faultless line of golf products and its other lines of oversized clubs, including the Pure Gold line, are designed to suit the needs of senior golf players.

        Junior Products. The Company designs, assembles and sells equipment for teenage golfers and children to capitalize on the growing junior market segment. This market has grown by more than 20% during the past twelve months. The Company believes that this segment of the market is increasing due, in part, to the popularity of Tiger Woods.



                                       6.

RAWLINGS LICENSE; TRADEMARKS

        WSL, the Company's wholly owned subsidiary, holds an exclusive worldwide license (the "License") to use the "RAWLINGS" brand name and logo as well as certain other related names and marks (collectively, the "Trademarks") in connection with the manufacture, sale, distribution, promotion and advertising of golf clubs, golf bags and golf accessories including tees, replacement golf spikes, head covers, umbrellas, gloves and non-motorized carts. In addition, WSL has a non-exclusive right and license to manufacture, sell, and promote golf hats and golf balls. (The golf products subject to the License are herein collectively referred to as the "Licensed Products"). WSL first acquired a license to use the RAWLINGS brand name on certain golf products from the Rawlings Sporting Goods Company, Inc., an unaffiliated company ("Rawlings Sporting Goods"), in 1990. Effective September 1, 1997, WSL and Rawlings Sporting Goods entered into a new license agreement (the "License Agreement") that granted WSL the exclusive world-wide rights to use the Trademarks in connection with the manufacture, sale, distribution, promotion and advertising of the Licensed Products for a five-year term running through August 2002 (the "Initial Term"). The License Agreement grants WSL a renewal option to extend the term of that agreement for an additional five-year term, provided that during the Initial Term WSL achieves aggregate net sales of $50,000,000 of Licensed Products. The non-exclusive, world-wide right to use the Trademarks in connection with golf hats runs through the Initial Term and the License for golf balls has a term of one year running through August 1998 (WSL, however, has the right to extend its license for hats and balls for the remainder of the Initial
Term).

        Pursuant to the License Agreement, WSL is obligated to pay Rawlings Sporting Goods a running royalty of 5% of net sales (as defined in the License Agreement) on Licensed Products, with minimum annual royalties specified for each year of the Initial Term. For the first year of the Initial Term WSL, is required to pay a minimum annual royalty of $425,000. This minimum increases by $25,000 to $450,000 for the second year, and thereafter, by $50,000 a year for each of the remaining three years of the Initial Term.

        Under the License Agreement, Rawlings Sporting Goods is permitted to inspect samples of Licensed Products for quality control purposes. The License Agreement also requires WSL to indemnify Rawlings Sporting Goods for losses, damages, or expenses arising out of the manufacture, use, sale, labeling or distribution of Licensed Products if WSL uses any of the Trademarks in a manner that does not comply with the License. Rawlings Sporting Goods has the right to terminate the License if, among other things, WSL becomes bankrupt, WSL fails to make full royalty payments within 60 days after any due date, or WSL misuses the Trademarks in violation of the License. In addition, if there is a change of control of WSL, Rawlings Sporting Goods has the option to terminate the License upon 90 days prior written notice to WSL.

        In addition to the RAWLINGS license, the Company currently has twelve registered trademarks which it uses to market its products. The marks currently used by the Company include "Faultless," "Tour Magic," "Power Tour," "Revenge," and "Magnum Force."

MANUFACTURING AND ASSEMBLY

        The components of the Company's golf clubs, primarily clubheads, shafts, and grips, are manufactured for the Company by suppliers in the United States and the Far East. Although the Company has long-term relationships with many of its suppliers, the Company generally does not enter into supply contracts with such suppliers. Suppliers are selected on the basis of quality of workmanship and material, coupled with dependability and pricing. The Company designs all of the



                                       7.

clubheads used in its equipment and provides the manufacturers with detailed specifications for the manufacture of the heads. Currently, all of the clubheads used by the Company are manufactured by four manufacturers located in the Far East and the loss of certain of these established clubhead suppliers could result in production delays, which could have a material adverse effect on the Company's business until such suppliers are replaced. Most of the steel shafts used in the Company's clubs are supplied by a major United States manufacturer of shafts, and the graphite shafts are supplied by both United States and Far East suppliers. The grips and other materials used in the assembly of the clubs are purchased from United States suppliers. Other than clubheads that are specifically manufactured to the Company's specifications, most of the components are generic. The Company believes that its relationships with its suppliers are good.

        The Company finishes and assembles its golf clubs at its 31,600 square foot facility located in Chatsworth, California. The assembly of the golf clubs is performed using standard equipment and manual labor. The Company spot checks the quality specifications of clubheads when they are received. During the assembly process quality specifications are spot checked at each production station before the finished product is packaged.

        The Company purchases all of its golf gloves, balls, umbrellas and other accessories from the independent manufacturers in the Far East. All of the Company's golf bags are manufactured in the United States by three manufacturers.

MARKETING AND SALES

        The Company currently markets its golf products nationwide primarily through mass marketers, including department stores, general discount warehouses, and general sporting goods outlets. The following is a list of the Company's ten largest customers for the fiscal year ended July 31, 1997: Target Stores, Sears & Roebuck Company, Academy, Oshman's Super Stores, Big 5, Play It Again Sports, San Diego Golf, B.J.'s Wholesale Club, Copeland's, and NBS. During the current fiscal year, the Company has received orders from the following additional customers that it did not sell to last year: Wal-Mart, Zellers, U.S. Golf and Pro Golf of America. In fiscal 1995, three customers, Target, Sears & Roebuck, and Oshman's Super Stores accounted for more than one-third of the Company's golf product sales. In 1996 and 1997, Target and Sears & Roebuck collectively accounted for 36% and 40% of the Company's golf product sales. No other customer accounted for more than 10% of golf club sales during fiscal 1997. In fiscal 1997 the Company made sales in excess of $20,000 to a total of approximately of 20 customers.

        The Company employs three full-time in-house salespersons to market its golf products in the United States. The Company also employs approximately 25 independent sales representatives who generally are assigned individual territories and are compensated with a commission of 2% to 5% of sales generated by them. These independent sales representatives primarily sell the Company's equipment to smaller off-course golf retailers and sporting goods stores. During the past fiscal year, approximately 40% of the Company's sales were generated by the Company's in-house sales staff while the remaining 60% were generated by independent sales representatives.

        The Company does not currently engage in any material amount of print advertising in magazines or trade publications. During the past fiscal year, the Company spent only approximately $4,100 on such advertising. The Company has not employed any radio or television advertising and has no plans to do so. In 1996, the Company engaged a professional golfer to promote and endorse its FT 190 forged titanium driver. The Company has concluded that professional endorsement marketing strategy was unsuccessful and did not renew the arrangement after its expiration at the end



                                       8.

of the year. The Company currently has no plans to use professional athletes to endorse its products, although the Company may do so in the future.

COMPETITION

          The market in which the Company does business is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names. The Company believes that the 10 largest golf equipment manufacturers account for a substantial majority of wholesale golf equipment sales. All of these major golf companies, and most of the Company's direct competitors, have substantially greater capital resources, technical and manufacturing resources, depth of management, and brand name identification in the golf business than the Company. Although most of the premium-priced golf equipment companies (such as Callaway Golf Company, Tommy Armour Golf Company, Karsten Manufacturing Corporation (Ping), or Taylor Made Golf Company) generally do not sell their products in general sporting goods stores, department stores, discount stores or by telemarketing, and therefore do not directly compete with the Company's products at the same retail outlets, no assurance can be given that these well-established companies will not in the future directly compete with the Company.

        The Company believes that it competes in its target market through the brand name, quality and price of its products. The Company believes that its principal competitors consist of Wilson, Spalding, Arnold Palmer, MacGregor Golf, Knight, Dunlop Golf, and Northwestern Golf. Most of these competitors have well established operations and reputations in the golf and/or sporting goods markets. The Company believes that it is able to compete with these other companies because of the reputation of the RAWLINGS brand name, the quality of its products, and its pricing strategy. However, because the market in which the Company competes is highly price sensitive, and because of the amount of competition in the Company's target market, the Company operates with small gross margins. As the Company expands further into the mass retail market and increases its sales volume, the Company believes that it will be able to lower its production costs, and, in addition will seek to negotiate more favorable rates from suppliers.

        A golf club manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including the golf club's look and "feel," and the level of acceptance that the golf club has among professional and other golfers. The subjective preferences of golf club purchasers may be subject to rapid and unanticipated changes. While the Company believes that its club designs and pricing enable it to compete in the mass retail market, no assurance can be given that the Company will be able to continue to successfully compete in its current market or that its efforts to increase its market share in its market will be successful.

SEASONALITY

        Because golf is a warm weather sport in most of the United States, the Company's customers have historically increased inventories in anticipation of purchases by golfers in the spring and summer, the principal selling season for golf equipment. As a result, the Company's operating results are highly seasonal and are affected by seasonal demand for golf clubs. Generally, sales of the Company's golf products are the highest during its third and fourth quarters.

BACKLOG

        As of March 10, 1998, the Company had a backlog of approximately $2.1 million of written purchase orders scheduled for production. The Company believes that all of its current backlog will



                                       9.

be shipped during its current fiscal year. In addition, the Company's major retail customers provide the Company with product requirement forecasts for periods of three to six months, depending upon their individual practices. The Company uses these projections for planning purposes, and firm purchase orders are typically written one to four weeks in advance of actual purchases. Orders can typically be canceled without penalty up to 15 days prior to shipment. Historically, the Company's backlog has been highest in the third and fourth fiscal quarters, due in large part to seasonal factors. Due to the timing and receipt of customer orders, backlog is not necessarily indicative of future operating results.

NEW ZEALAND JOINT VENTURE

        Since March 1994 the Company has been a party to a joint venture arrangement to manufacture and distribute RAWLINGS branded golf clubs and accessories in New Zealand and Australia. Under its joint venture agreement, the Company agreed to supply designs for golf clubs and raw materials to the joint venture, as needed, and the joint venture partner agreed to provide $30,000 in start-up money. The Company owns a 50% interest in the equity and the profits of the joint venture. As of July 31, 1997, the Company had contributed approximately $71,000 to the joint venture. For the fiscal year ended June 30, 1997 the joint venture reported revenues of approximately $53,000 and had a net loss of approximately $9,000.

PRODUCT WARRANTY

        The Company currently supports all of its golf clubs with a two-year warranty to the original purchaser against any defects in workmanship or material, provided that the product has not been subject to abuse or alteration. To date, the Company has not experienced significant warranty claims, and the Company believes that it has sufficient reserves for warranty claims. However, there can be no assurance that the Company will not in the future experience unusually high incidence of product problems and warranty claims. The Company also provides a warranty allowance to certain customers from between 1% to 1.5% of sales to the customers.

RETAIL OUTLET

        The Company currently operates one retail store at which it sells its RAWLINGS branded products as well as other branded and non-branded golf equipment and accessories. The retail store is located in a shopping mall in Granada Hills, California. Retail sales accounted for approximately 3% to the Company's total revenues in the fiscal 1997. As part of the Company's revised business plan to focus its efforts on its core business, the distribution of "RAWLINGS" branded golf products through mass marketers, the Company currently plans to discontinue the retail store operations in 1998.

WHOLESALE DISTRIBUTION OF SPORTING EQUIPMENT

        In addition to the sale of its RAWLINGS golf equipment and accessories, until recently, the Company also engaged in the wholesale distribution of golf equipment, tennis equipment and certain other sporting goods manufactured by others. The wholesale products were purchased by the Company from United States manufacturers and are resold with a small (generally between 5% to 10%) mark-up. Wholesale products were resold primarily in Asia, with a significant portion of such sales in Japan. The Company typically arranged for the wholesale products to be shipped directly from the manufacturer to the purchaser. Therefore, while the Company took legal title to the goods it sold, it did not take physical possession of such goods and did not carry any wholesale inventory.



                                       10.

The Company conducted its wholesale operations under the name of "Mission Hills Golf Co" primarily through two of its full time employees. Wholesale sales contributed approximately $2,985,000, or approximately 34%, to the Company's net sales in the fiscal year 1997. Since the end of the 1997 fiscal year, the Company's wholesale distribution activities have been negatively impacted by the economic and currency crisis affecting a number of Far East economies, including Japan, the Company's primary wholesale market. Due in part to the expected decline of the wholesale business in the Far East, the recent decision to focus its efforts on its core business (the mass market sale of its "RAWLINGS" products), and the very slight margins generated by the wholesale operations, the Company has decided to cease its wholesale export operations. Although the wholesale distributions of the Company during the past two years materially contributed to the Company's net sales, because of the small mark-up on such sales, such sales only generated a very small gross profit and did not materially contribute to the Company's net income or loss.

EMPLOYEES

        As of March 1, 1998, the Company employed 44 full-time and four part-time employees, including three in sales and marketing, 12 in management, finance and administration, and 29 in product assembly. None of the Company's employees belong to a union, and the Company believes that its employee relations are good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

        The following discussion and analysis of the Company's consolidated financial condition and results of operations for the fiscal years ended July 31, 1997, 1996 and 1995, and for the fiscal quarters ended October 31, 1996 and 1997 should be read in conjunction with the Company's consolidated financial statements included elsewhere herein.

GENERAL

        The Company currently is primarily engaged in the design, development, assembly, marketing and sale of golf clubs and golf accessories which are sold mainly in North America under the RAWLINGS brand name. During the fiscal years ended July 31, 1997 ("fiscal 1997"), July 31, 1996 ("fiscal 1996") and July 31,
1995 ("fiscal 1995") the Company had the exclusive right and license to use the RAWLINGS brand name and logo only in connection with the manufacture, distribution, promotion and sale of golf clubs and the non-exclusive rights to use the trademark for golf bags, gloves and caps. The foregoing license was limited to the United States and certain foreign countries. Effective September 1997, the foregoing license was replaced by a new agreement that granted the Company the worldwide rights to use the RAWLINGS trademark in connection with the sale of golf clubs, golf bags, umbrellas, carts, head covers and other golf accessories, and the non-exclusive worldwide right to sell golf hats and golf balls. The Company believes that the additional rights granted to the Company under the new license agreement will increase the sources of golf- related revenues, alter the mix of products it sells and increase its overall sales from its RAWLINGS product sales.

        In addition to the sale of its RAWLINGS golf equipment and accessories, during fiscal 1995, 1996 and 1997, and during the fiscal quarter ended October 31, 1998, the Company also engaged in the wholesale distribution of golf equipment, tennis equipment and certain other sporting goods manufactured by others. The wholesale products were purchased by the Company from United States manufacturers and were resold with a small (generally between 5% to 10%) mark-up. Because of the small gross margin on the wholesale distribution sales, these sales did not materially affect the



                                       11.

Company's operating expenses or net income or loss. The Company recently elected to discontinue its wholesale distribution operations. Sales from the wholesale distribution of golf, tennis and other sporting equipment manufactured by third parties accounted for approximately 34%, 50% and 37% of the Company's total revenues in fiscal 1997, 1996 and 1995, respectively. Accordingly, the discontinuation of the wholesale operations is expected to significantly reduce the Company's overall sales in the future. However, because of the small margins, the discontinuation is not expected to significantly alter the Company's profits or losses.

RESULTS OF OPERATIONS

 YEAR ENDED JULY 31, 1997 COMPARED TO YEAR ENDED JULY 31, 1996

        Sales decreased in fiscal 1997 by $1,521,000 (14.8%) to $8,780,000 from approximately $10,301,000 in fiscal 1996. While total sales decreased by 14.8%, sales of golf clubs increased $670,000 (12.9%) to $5,772,000. The increase in golf club sales was offset by a decrease of $2,191,000 (42.2%) in the Company's wholesale sales primarily due to reduced sales of tennis and other sporting equipment to its Japanese distributor. The Company believes that its wholesale operations will continue to represent a smaller portion of the Company's overall sales in the future.

        Gross profit decreased in fiscal 1997 by $254,000 (15.8%) to $1,344,000 from $1,598,000 in fiscal 1996. However, the overall gross margins remained relatively stable at 15.3% in 1997 and 15.5% in 1996 due to the increase in sales of golf clubs and accessory. The Company's gross margins on sales of golf clubs is higher than on sales generated by its wholesale business.

        Selling, general and administrative expenses decreased in fiscal 1997 by $131,000 (6%) to $1,972,000 from $2,103,000 in fiscal 1996. In order to assist its sales of certain of its products, the Company marketed its products through print advertisements. During fiscal 1997, the Company ceased such print advertising. Accordingly, selling expenses decreased $54,000 (97%) during fiscal 1997 from fiscal 1996 due to these reduced advertising expenditures. Other general and administrative expenses decreased $77,000 (6%) including an $80,000 reduction in bad debt costs. Because of the relatively fixed nature of general and administrative expenses, with the decline in sales from 1996 to 1997, selling, did not decrease at the same rate as the reduction in total sales. Accordingly, general and administrative expenses, as a percentage of sales, increased from 20.4% in fiscal 1996 to 22.4% in fiscal 1997.

        During fiscal 1997, the Company also recognized a non-cash charge of $165,000 due to stock compensation that was paid to a consultant of the Company.

        A tax benefit of approximately $198,000 was recorded in fiscal 1996 and represented a claim for refund of Federal income taxes paid in prior years made under the net operating loss carryback provisions of the Federal income tax laws.


 YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

        Sales in fiscal 1996 increased $657,000 (6.8%) to $10,301,000 from
$9,644,000 in fiscal 1995. Although total sales in fiscal 1996 increased by 6.8%, sales of golf clubs and accessories decreased $940,000 (15.5%) due primarily to a decrease of sales of golf clubs to the Company's principal Japanese distributor. Wholesale sales increased $1,596,000 (44.3%) primarily due to increased sales of tennis and other sporting equipment to a Japanese distributor.



                                       12.

        Gross profit decreased $457,000 (22.2%) to $1,598,000 in fiscal 1996 from $2,054,000 in fiscal 1995. Gross profits of golf club and accessory sales decreased $593,000 because of the sales decrease coupled with a 6.9% decrease in the gross profit percentage. The decrease in the gross profit percentage was the result of the combined effect of cost increases, particularly material costs, and a change in product mix. Gross profits of the wholesale business increased $136,000 because of the increased sales offset by a 1.5% decrease in the gross profit percentage. However, because gross margins on wholesale sales are small, the increase in gross margins due to the increase in revenues from the Company's wholesale operations was more than offset by the decrease in sales in golf clubs, which have a higher margin.

        Selling, general and administrative expenses increased overall by $185,000 (9%) to $2,103,000 in fiscal 1996 from $1,918,000 in fiscal 1995.
Selling expenses increased $55,000 (7%) due primarily to increased advertising expenditures that were offset somewhat by reduced commissions. General and administrative expenses increased $130,000 (11%) including increases in bad debt expense of $64,000 and legal expenses of $25,000.

        Other expenses increased by $100,000 in 1996 to 17% of sales. Such other increased expenses include $32,000 of additional interest expense that was incurred due to additional borrowings in 1996, while other income, consisting of in part of interest income, decreased $53,000.

FISCAL QUARTER ENDED OCTOBER 31, 1998 COMPARED TO QUARTER ENDED OCTOBER 31, 1997

        Sales increased for the fiscal quarter ended October 31, 1998 (the "Recent Quarter") by approximately $157,000, or 9%, compared to the fiscal quarter ended October 31, 1997 (the "Prior Quarter"). The increase in sales reflects an increase in sales of golf products and a material decrease in the Company's wholesale sales of non-golf products. During the Recent Quarter, sales of golf products increased to approximately $1.8 million compared to $1.2 million in the Prior Quarter. Wholesale revenues decreased in the Recent Quarter by 468% from $542,531 in the Prior Quarter to only $95,405 in the Recent Quarter. The decrease in wholesale revenues is due in part to the currency and fiscal crisis in the Far East and the Company's decreased efforts to effect wholesale sales of non-golf products during the Recent Quarter. Since the end of the Recent Quarter, the Company has discontinued its wholesale export operations.

        Gross profits increased by approximately $70,000 during the Recent Quarter due to increased sales and the change in the product mix. As a percentage of sales, gross profits increased from 14.1% to 16.6% due to the increase in golf club sales that have a larger margin than sales of non-golf products sold as part of the wholesale operations. The increase in gross profits due to the change in product mix was offset due to approximately $143,000 of one time excess air freight charges that the Company incurred during the Recent Quarter in order to meet certain unexpected larger orders for golf clubs from its principal clients. The Company incurred the additional costs to maintain its relationship with its principal clients. In order to avoid these material increases in shipping costs, the Company is attempting to increase its inventory of golf components.

        Selling, general and administrative expenses increased by approximately 24% due to increased golf club sales in the United States and the Company's increased efforts to sell its "RAWLINGS" brand products. In addition, the Company incurred increased rental expenses and legal fees during the Recent Quarter.

        Due primarily to the one-time unexpected air freight expenses and increased selling, general and administrative expenses, the net loss for Recent Quarter increased by $46,000, or 24%.



                                       13.

LIQUIDITY AND CAPITAL RESOURCES

        During the past two fiscal years, the Company has financed its operations primarily through cash provided by operations, through various revolving credit lines, and through sales of its securities.
 In February 1997, the Company raised $770,500 through the sale of 385,250 shares of its Common Stock at a price of $2.00 per share. In a private placement that commenced in December 1997, the Company raised $1,249,000 from the sale of 12,490 shares of its 12% Series B Cumulative Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") at a price of $1.50 per share.

        In April 1997, the Company entered into a Loan and Security Agreement with Capital Business Credit ("Capital"). The credit facility provides the Company with a maximum credit line of $2,200,000, which borrowings may consist of up to 80% of eligible accounts receivable, up to 30% of eligible raw material inventory and 40% of eligible finished goods inventory. The advances against inventory cannot exceed (a) $1,100,000 for the period October 1 through March 31 and $750,000 for the period April 1 through September 30 and (b) 50% of the outstanding loan balance. In October 1997, the Company and Capital entered into a temporary (three-month) amendment to the credit facility to enable the Company to purchase components necessary to the manufacture and assemble clubs to meet the Company's increased volume of holiday season orders. The agreement, as amended, provides for aggregate maximum borrowings of up to $2,200,000 secured by up to 90% of eligible accounts receivable. Under the terms of the amendment, the $2,200,000 may also include up to $1,100,000 secured by up to 50% of eligible inventory. In December 1997, the original advance rates were reinstated and the outstanding advances in excess of the original advance rates were converted to a short-term loan repayable in the amount of $150,000 on each of January 31, 1998 and February 28, 1998, with the balance, $60,000, repayable on March 31, 1998. Advances under the line of credit bear interest at a rate per annum equal to the prime rate plus 3%, with a minimum rate of 8% per annum. Under the Loan and Security Agreement, prime rate is defined as the highest variable rate of interest per annum published daily as the "prime rate" in the Money Rates Section of the Western Edition of the Wall Street Journal. The unused portion of the credit line bears interest at a rate of .25% per annum. In addition, the Company must pay an annual fee equal to .75% of the aggregate maximum amount available under the credit line. As of March 1, 1998, outstanding borrowings under the line of credit was $1.4 million.

        Under the terms of the Loan and Security Agreement, the Company granted Capital a security interest in all of the Company's existing and after-acquired accounts, inventory, equipment, general intangibles and negotiable instruments. In addition, each of Sheila Levy and Warren Levy executed personal guarantees to guaranty amounts of up to $1,400,000 borrowed by the Company under the credit line (the "Levy Guarantees").

        The initial term of the credit line is two years, with automatic one-year renewals unless terminated by either party. Events of default under the agreement include, without limitation, failure to pay interest or principal when due, breach of representations, warranties or covenants, commencement of an insolvency or bankruptcy proceeding, defaults in agreements with third parties or any impairment of the Levy Guarantees. The agreement provides the Company with a ten-day cure period for any event of default. If such cure period expires without a cure, Capital may terminate the agreement without prior notice, accelerate the maturity date of the loans made under the facility and, if the amounts are not repaid, foreclose on the Company's assets. In December 1997 and March 1998 the Loan and Security Agreement was amended to revise the covenant in the agreement regarding the minimum tangible net worth that the Company is required to maintain. As amended, the Company is required to maintain a tangible



                                       14.

net worth of not less than $1,000,000 until August 1, 1998, and a net tangible net worth of not less than $1,300,000 thereafter. Although the Company is currently in compliance with the foregoing net worth requirements, it may not be able to meet the higher net worth requirements that go into effect later in 1998 unless the Company's operations significantly improve in the future or unless the Company raises additional capital. No assurance can be given that the Company will be able to obtain financing in the future or that such financing will be sufficient to satisfy the higher net worth requirements that become effective in 1998 under the Loan and Security Agreement.

        FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

        The Company's operations and financial results are subject to numerous risks, some of which are beyond the Company's control. The following discussion highlights some of those risks:

Financial History; Capitalization. During the past two fiscal years, the Company has incurred net losses of $485,706 and $945,560, respectively. In addition, the Company experienced a loss of $239,889 for the first quarter of the current fiscal year compared to a loss of $193,931 in the comparable quarter of the prior fiscal year. In the past the Company has experienced cash flow problems, which resulted in the Company being unable to fulfill certain of its golf club orders due to a shortage of working capital. The Company, in April 1997, obtained a new working capital credit line from Capital. The Company believes that this new credit line, together with the proceeds recently raised from the sale of the shares of Series B Preferred, will enable it to supply those products that it could not manufacture in the past and to operate at the current level. Nevertheless, in order to increase its sales of its golf products, the Company may need additional capital to increase its inventory levels and to pay for any additional operating costs. There can be no assurance that the Company will have sufficient working capital to increase its inventory levels or that the Company will have sufficient liquidity to conduct its operations in the future. In addition, there can be no assurance that the Company will be able to increase its operations to a level where it will generate positive cash flow from its operations or that the Company will attain or thereafter sustain profitability in any future period.

Dependence on Rawlings License. Under the License Agreement, Rawlings Sporting Goods, Inc. has granted WSL, the Company's wholly-owned subsidiary, an exclusive world-wide license to manufacture, promote and sell golf clubs and certain golf accessories, and a non-exclusive world-wide license to manufacture, promote and sell golf hats and golf balls. Substantially all of WSL's current revenues are derived from the sale of products under the RAWLINGS name. The License Agreement imposes certain obligations on WSL with respect to the continued use of the RAWLINGS mark and logos and the quality of the products sold which bear the marks. The License Agreement may also be terminated by Rawlings Sporting Goods, Inc. in certain events, including the sale of all or substantially all of the assets or a majority of the shares or interest of WSL or in the event there is otherwise a change of control of WSL. No assurance can be given that WSL will be able to remain a licensee under such agreement. The termination of the License Agreement or any other loss of such license would have a material adverse effect on the Company's business, financial condition, results of operations and prospects. See "Description of Business -- Rawlings License; Trademarks."

Competition; Price Sensitivity. The Company faces intense competition in its business. The market in which the Company does business is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names. All of the major golf companies, and most of the Company's direct competitors have substantially greater capital resources, technical and manufacturing resources, depth of management, and brand name identification in the golf business than the Company. To a significant extent, the Company competes with its direct competitors based on price. In addition, sales in the Company's targeted mass retail market are highly price-sensitive. As a result of the foregoing factors, the Company does not expect to be able



                                       15.

to increase its margins by raising prices. In addition, increases in labor, materials, manufacturing or shipping costs could adversely affect the Company's margins and therefore its financial condition.
See "Description of Business -- Competition."

Liens on Assets. Under the terms of the Company's Loan and Security Agreement with Capital, Capital has liens on substantially all of the Company's assets, including existing and after-acquired accounts, inventory, equipment, general intangibles and negotiable instruments. If the Company should default on its obligations under the Loan and Security Agreement, Capital would have the right to foreclose on all of such assets. Although the Company is currently in compliance with the tangible net worth requirement contained in the Loan and Security Agreement, the net worth requirements will increase to $1,300,000 after August 1, 1998. The Company's tangible net worth currently is less than the $1,300,000 amount that the Company is required to maintain after August 1, 1998. Accordingly, unless the Company is able to increase its net worth by August 1, 1998, the Company will be in default of the Loan and Security Agreement. In order to increase its net worth and to provide additional working capital, the Company currently intends to attempt to raise additional capital in the future. However, no assurance can be given that any such financing will be effected, or if completed, that such financing will be sufficient to bring the Company's net worth into compliance with the requirements of the Loan and Security Agreement. Although Capital has not, to date, declared an event of default under the agreement, no assurance can be given that Capital will not declare an event of default in the future and commence foreclosure against the Company's assets.

Dependence on Discretionary Consumer Spending. The demand for the Company's products is related to the number of persons playing golf and the number of rounds of golf played, as well as the amount of discretionary spending by consumers. Each of these factors may be adversely affected by a downturn in general economic conditions. A decrease in consumer spending on golf could have an adverse effect on the Company's business, financial condition, results of operation and prospects.

Dependence on Limited Number of Component Suppliers. The Company does not manufacture the components required to assemble its golf clubs. Currently, all of the clubheads used by the Company are manufactured by four manufacturers located in the Far East. Most of the steel shafts used in the Company's clubs are supplied by a single major United States manufacturer of shafts. Although the Company believes that it could replace each of its component suppliers, the loss of certain of these suppliers could result in significant production delays, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects until such suppliers are replaced. The Company has in the past experienced minor delays in obtaining components for its clubs from its foreign suppliers. No assurance can be given that it will not experience significant delays in the future or that it will be able to maintain its current relationships with its major component suppliers.

Reliance on Foreign Suppliers. The Company purchases all of its clubheads and certain of the graphite shafts, grips and other materials used in the assembly of the Company's clubs from foreign suppliers. Accordingly, the Company is subject to all of the risks normally associated with international business, including changes in currency exchange rates, the imposition of tariffs, import and export controls, and changes in governmental policies, each of which could significantly affect the Company's business, financial condition, results of operations and prospects. In addition, the Company may experience delays in deliveries of its components due to delays in the shipment of the parts. Because of the time required to ship components manufactured abroad to the Company's manufacturing facilities, the Company has to purchase components with sufficient lead time to allow delivery. As a result, the Company may not be able to respond to emergency orders from certain of its purchasers for rapid delivery of golf products. The Company has in the past attempted to



                                       16.

fulfill short delivery orders for certain of its larger customers by shipping the components from the Far East by air delivery. This practice substantially increased the total cost of the final products and caused the Company to experience losses on such orders. Although the Company does not intend to have its golf parts shipped in from the Far East via air delivery in the future, the Company may be forced to do so in order to retain certain larger accounts.

ITEM 3. DESCRIPTION OF PROPERTIES.

        The Company's principal executive offices are located at 20301 Nordhoff Street, Chatsworth, California, where it leases approximately 31,600 square feet of office, warehouse and manufacturing space. The lease runs through February 28, 1999 with an option to renew for an additional two years. The Company currently pays a base rent of approximately $14,852 per month which will increase by approximately 4% annually on February 28 of each year for the term of the lease. The Company believes that its facilities have the capacity to meet its manufacturing and assembly needs for the foreseeable future.

        In addition, the Company leases 3,000 square feet of retail space in a shopping mall at 10154 Balboa Boulevard, Granada Hills, California, which space it uses for its sole retail outlet. See "Item 1. Description of Business--Retail Outlet." The lease expires on May 31, 1999 and requires the Company to pay a base rent of approximately $3,250 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, Series A Preferred Stock and Series B Preferred as of March 1, 1998 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding voting securities; (ii) each of the Company's Directors; (iii) each Named Executive Officer (as defined in "Item 6. Compensation" below); and (iv) all officers and directors of the Company as a group:

                                                                                                 AMOUNT OF
                                                                        APPROXIMATE              PREFERRED              APPROXIMATE
                                             AMOUNT OF COMMON            PERCENT OF              STOCK AND               PERCENTAGE
                                             STOCK AND NATURE            OWNERSHIP                NATURE                OF OWNERSHIP
                                               OF BENEFICIAL             OF COMMON             OF BENEFICIAL            OF PREFERRED
          NAME AND ADDRESS(1)                   OWNERSHIP(2)               STOCK                 OWNERSHIP                 STOCK
-------------------------------------       -----------------        -----------------       -----------------        --------------
Warren E. Levy .....................             3,116,500(3)                  60.5%               711,000(4)              100%
Sheila Levy ........................                     0                        0%                     0                   0%
Daryl Levy .........................                     0                        0%                     0                   0%
Russell Armstrong ..................               285,250(5)                   7.8%                     0                   0%
David Firestone ....................               425,333(6)                   8.7%                     0                   0%
All executive officers and directors
  as a group (4 persons) ...........             3,116,500                     60.5%               711,000                  100%

----------

(1) Unless otherwise indicated, the address of each person is c/o the Company at 30201 Nordhoff Street, Chatsworth, California 91311.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of March 1, 1998, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.



                                       17.

(3) Includes the 474,000 shares of Common Stock currently issuable upon the conversion of all of the 711,000 shares of Series A Preferred Stock owned by Mr. Levy.
(4) The 711,000 shares of Series A Preferred Stock are currently convertible into a total of 474,000 shares of Common Stock.
(5) Includes 260,000 shares issuable pursuant to a stock purchase warrant exercisable within 60 days of March 1, 1998.
(6) Includes 210,000 shares issuable pursuant to a stock purchase warrant exercisable within 60 days of March 1, 1998 that are owned by a corporation affiliated with Mr. Firestone.



                                      18.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Company are as follows:

                    NAME              AGE             POSITION
         ------------------------    -----          ---------------------------
         Warren E. Levy                63           Chief Executive Officer,
           President and Director
         Sheila Levy                   58            Secretary and Director
         Daryl Levy                    31            Director
         Richard J. Parent             38            Chief Operating Officer and Chief
                                                     Financial Officer

        WARREN E. LEVY is the founder of WSL and has served as Chairman of the Board, Chief Executive Officer and President since WSL's inception in August 1989. Mr. Levy became the Chairman of the Board, Chief Executive Officer and President of United Golf in February 1997 in connection with the Exchange. Prior to founding WSL, Mr. Levy spent over 20 years working in the golf equipment industry. Mr. Levy holds a B.A. degree from California State University, Los Angeles. Sheila Levy and Daryl Levy, are the wife and son, respectively, of Mr. Levy.

         SHEILA LEVY has served as a Director and as Secretary of WSL since 1989 and of United Golf since February 1997. Ms. Levy has been involved in all aspects of the development and management of WSL since its organization. Warren Levy and Daryl Levy are Sheila Levy's husband and son, respectively.

         DARYL LEVY has served as a Director of United Golf since 1997 and as a Director of WSL since 1995. From 1989 to May 1997, Mr. Levy supervised the Company's assembly and shipping operations located in Chatsworth, California. He holds a B.A. degree in Business Administration from California State University, Northridge. Warren Levy and Sheila Levy are Daryl Levy's father and mother, respectively.

         RICHARD J. PARENT has served as the Chief Operating Officer and as the Chief Financial Officer of both United Golf and WSL since February 1, 1998. Prior to joining the Company, Mr. Parent was the Chief Financial Officer of IndeNet, Inc., a public company engaged in the business of providing support services and products to the broadcast industry in the United States and internationally. Prior to joining IndeNet, Inc. in 1993, Mr. Parent was an audit manager at BDO Seidman, and a audit senior at Kenneth Leventhal & Co. Mr. Parent received his Bachelor's Degree form the University of Southern California in 1982 and has been a Certified Public Accountant since 1988.



                                       19.

ITEM 6.  COMPENSATION.

DIRECTOR COMPENSATION

         Directors who are employees of the Company receive no compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid by the Company for its fiscal years ended July 31, 1997, July 31, 1996 and July 31, 1995 to its Chief Executive Officer and all other executive officers (collectively, the "Named Executive Officers") whose total salary and bonus from the Company exceeded $100,000 in the fiscal year ended July 31, 1997. Other than Mr. Levy, there are no Named Executive Officers.

                                                  ANNUAL COMPENSATION(1)
                              ------------------------------------------------------------
                              Fiscal Year
         Name and                Ended                                      All Other
    Principal Position         July 31,        Salary        Bonus       Compensation(3)
--------------------------    -----------    ----------    ---------   -------------------

Warren E. Levy                   1997        $130,000(2)       $ -0-          $10,889
 Chief Executive Officer         1996         $120,000         $ -0-          $ 7,947
 and President                   1995         $120,000         $ -0-          $   -0-

-----------

(1) The compensation described in this table does not include medical insurance, retirement benefits and other benefits received by the foregoing executive officer which are available generally to all employees of the Company and certain perquisites and other personal benefits received by the foregoing executive officer of the Company, the value of which did not exceed the lesser of $50,000 or 10% of the executive officer's cash compensation in the table.
(2) Mr. Levy's employment agreement with the Company provides for Mr. Levy to receive an annual salary of $144,000. Because the employment agreement was entered into during the Company's fiscal 1997 year, Mr. Levy received only $130,000 for such fiscal year.
(3) Represents primarily payments made on behalf of the Named Executive Officer or his spouse for use of automobiles. Also includes other prerequisites that collectively represent less than 25% of such other compensation.

EMPLOYMENT AGREEMENTS

         The Company entered into a five-year employment agreement with Warren
E. Levy (the "Levy Employment Agreement"), the Company's Chief Executive Officer and President, in February 1997. The term of the Levy Employment Agreement commenced on February 3, 1997 and will expire on February 2, 2002. The Levy Employment Agreement provides that in consideration for Mr. Levy's services, he is to be paid a salary of $144,000 during the first year of the agreement. After the first year of the agreement, Mr. Levy is entitled to receive such increases in salary as may be determined by the Executive Compensation Committee of the Board of Directors.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        As part of the capitalization of WSL, Mr. Levy made loans (the "Loans") to WSL in the aggregate principal amount of $711,000. In January 1997, Mr. Levy converted the Loans into 711,000 shares of WSL's Series A preferred stock. As part of the Exchange, the shares of WSL's



                                       20.

Series A preferred stock were exchanged for 711,000 shares of United Golf's Series A Preferred Stock. The terms of the two series of preferred stock were substantially identical. See "Item 8. Description of Capital Stock--Preferred Stock--Series A Redeemable Cumulative Convertible Preferred Stock."

         Certain products manufactured in the United States are sold overseas by the Company through an affiliated company. As of July 31, 1996 and 1997, the Company has receivable balances from its affiliate company of $90,894 and $175,991, respectively.

ITEM 8.  DESCRIPTION OF CAPITAL STOCK.

         The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock and 1,000,000 shares of preferred stock.

COMMON STOCK

         As of March 1, 1998, 4,673,700 shares of Common Stock were outstanding, held of record by approximately 150 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, the holder of a majority of the Company's outstanding voting stock will be able to elect all directors, and minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences applicable to the currently outstanding shares of Series A Preferred Stock, Series B Preferred Stock or to any other series of preferred stock that may be issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into other securities. All outstanding shares of Common Stock are fully paid and nonassessable.

        The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation, located in Glendale, California.

PREFERRED STOCK

         The Board of Directors has authority to issue up to 1,000,000 shares of preferred stock, $.001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the Series A Preferred Stock, Series B Preferred Stock and any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

         SERIES A REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK

         The Board of Directors has authorized 711,000 shares of Series A Redeemable Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). Currently all shares of Series A Preferred



                                       21.

Stock are held by Warren E. Levy, the Company's President. For the purpose of calculation dividends and amounts payable upon liquidation, dissolution or winding up, the shares of Series A Preferred Stock have a stated value of $1.00 per share. The holders of Series A Preferred Stock are entitled to cumulative dividends, payable quarterly, at as annual rate of 10% of the stated value. Dividends shall be cumulative without interest or additional dividends until declared and paid. Each share of Series A Preferred Stock is entitled to voting rights and powers equal to the number of shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. The Company may not, without the approval of the holders of a majority of the shares of Series A Preferred Stock outstanding, create any securities with rights and privileges senior to those of the Series A Preferred Stock or increase the number of shares of Series A Preferred Stock issued or authorized for issuance.

         The shares of Series A Preferred Stock have a liquidation preference equal to the sum of stated value of each share ($1.00) of Series A Preferred Stock outstanding (subject to adjustments to reflect stock splits, stock dividends, stock combinations, recapitalizations, reorganizations and like occurrences) plus all accrued or unpaid dividends thereon, if any, and the portion of the quarterly dividends accrued up to the liquidation date. Since February 3, 1998, the holders of Series A Preferred Stock are entitled to convert all, but not less than all, of the shares of Series A Preferred Stock held by such holder into Common Stock. Each share of Series A Preferred Stock may be converted into the number of shares of Common Stock determined by dividing $1.00 by the Conversion Price. The Conversion Price is initially $1.50 per share, which price is subject to adjustment in certain events (including the issuance of Common Stock at a price below the Conversion Price then in effect) to prevent dilution. Upon conversion, holders of the Series A Preferred Stock shall have the rights of a holder of Common Stock. All outstanding shares of Series A Preferred Stock are fully paid and nonassessable.

         12% SERIES B CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK

         The Board of Directors has authorized 20,000 shares of 12% Series B Cumulative Convertible Redeemable Preferred Stock ("Series B Preferred Stock"). For the purpose of calculation dividends and amounts payable upon liquidation, dissolution or winding up, the shares of Series B Preferred Stock have a stated value of $100.00 per share. The holders of Series B Preferred Stock are entitled to cumulative dividends, payable monthly on the 15th day of each calendar month following the month for which the dividends are paid. Dividends are payable when, as and if declared by the Board of Directors out of funds legally available therefor. Commencing on January 15, 1999 and continuing thereafter until no shares of Series B Preferred Stock remain outstanding, all dividends payable with respect to the Series B Preferred Stock may be made, at the option of the Company, in cash or, in full or in part, by shares of unregistered Common Stock. For the purposes of determining the value of shares of Common Stock issued in connection with any dividend payment, each share of Common Stock shall have a value equal to the conversion price then in effect of the Series B Preferred Stock.

         Upon liquidation, the holders of the Series B Stock will be entitled to receive an amount equal to the stated value of the Series B Preferred Stock plus an amount equal to any dividends declared and unpaid thereon, if any. The rights of the holders of the Series B Preferred Stock to receive dividends and payments upon liquidation are senior to the rights of the holders of the Common Stock but junior to the holders of the Series A Preferred Stock and to any other classes of capital stock the Company may hereafter issue and designate as senior securities.

         The holders of the Series B Preferred Stock are entitled to vote upon all matters presented to the Company's stockholders, together with the holders of Common Stock as one class, except as otherwise required by law. Each share of Series B Preferred Stock entitles the holder thereof to that



                                       22.

number of votes equal to the number of shares of Common Stock into which one share of Series B Preferred Stock would have been convertible, if such conversion had taken place on the record date set for determining stockholders entitled to vote.

         The Series B Preferred Stock is convertible into Common Stock at the option of the holders at any time at an initial nominal conversion price equal to $1.50 per share. The nominal conversion price will be subject to adjustment in certain events, including (a) dividends (and other distributions) payable in Common Stock (other than dividends of Common Stock paid to the holders of the Series B Preferred Stock); (b) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for the purchase of Common Stock at less than the then current nominal conversion price per share; (c) subdivisions, combinations and reclassifications of the Common Stock; and (d) certain mergers and consolidations of the Company.

         Commencing on August 1, 1999, the shares of Series B Preferred Stock may be redeemed, in whole or in part, at any time at the option of the Company, for cash at a price of $100 per share plus all declared and unpaid dividends thereon, if any. In case of the redemption of a part only of the outstanding shares of Series B Preferred Stock, the shares so to be redeemed shall be selected pro rata. All currently outstanding shares of Series B Preferred Stock are validly issued, fully paid and nonassessable.

REGISTRATION RIGHTS

         The Company has granted certain demand and piggyback registration rights to Warren E. Levy, with respect to both the shares of Common Stock currently owned by Mr. Levy and the shares of Common Stock issuable upon the conversion of the 711,000 shares of Series A Preferred Stock owned by Mr. Levy. In addition, the Company has granted certain demand and piggyback registration rights to the holders of 650,000 shares of Common Stock issuable upon the exercise of certain outstanding warrants.



                                       23.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Common Stock is currently quoted on the OTC Bulletin Board Display Service operated by the NASD (the "OTC Bulletin Board") under the symbol "UGLF." The following table sets forth the high and low last sale or bid prices for the Common Stock for each fiscal quarter, or interim period, in which the Common Stock has been publicly traded, as reported by the OTC Bulletin Board. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

                QUARTER ENDED               HIGH           LOW
         ---------------------------    ------------   -----------
          April 30, 1997(1)             $    4.125     $    1.387
          July 31, 1997                 $    1,625     $    1.125
          October 31, 1997              $     1.60     $     1.15
          January 31, 1998              $     1.50     $     0.80
          February 1-March 12, 1998     $    1.525     $     1.00

--------------------

(1) The Exchange occurred on February 3, 1997. Prior thereto, the United Golf (formerly known a Aspen West Group, Inc.) had no operations and only a limited amount of assets. Accordingly, although the shares of Common Stock of Aspen West Group, Inc. were listed on the OTC Bulletin Board, trading in such shares, if any, prior to February 3, 1997 was not representative of the trading activity in the Company's Common Stock.

         The closing sales price on March 12, 1998 reported on the OTC Bulletin Board was $1.125 per share of Common Stock.

         There is currently no public market for the Series A Preferred Stock or Series B Preferred Stock.

         The Company has not, to date, paid any cash dividends on its Common Stock. No dividends may be paid with respect to the Common Stock until all dividends have been paid with respect to Series A Preferred Stock and the Series B Preferred Stock. In addition, the Company's current credit facility prohibits the payment of dividends on the Common Stock. The Company has no current plans to pay dividends on its Common Stock and intends to retain earnings, if any, for working capital purposes. Any future determination as to the payment of dividends on the Common Stock will depend upon the results of operations, capital requirements, the financial condition of the Company and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS.

         None.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.



                                       24.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In connection with the organization of United Golf, in August 1995 United Golf issued 95,000 shares of its common stock to its two founders for a price of $0.105 per share ($9,975). No underwriters were used in connection with the private placement. The foregoing transaction was an exempt offering pursuant to Section 4(2) of the Securities Act.

         In November 1995, United Golf issued 48,050 shares of its Common Stock for a total aggregate offering amount of $12,129. The 48,050 shares were sold to approximately 150 investors in a transaction exempt from registration pursuant to Rule 504 promulgated under the Securities Act.
No underwriters were used in connection with this transaction.

         In June 1996 United Golf issued 6,000 shares to one person in exchange for services rendered. In August 1996, United Golf issued 20,000 shares to one other person in exchange for services rendered. The shares issued in the foregoing transactions were valued at $1.00 per share and were sold in a transaction exempt from registration under Section 4(2) of the Securities Act. No underwriter was used in connection with these transactions.

         In connection with the Exchange, pursuant to that certain Agreement and Plan of Reorganization, United Golf issued 2,675,000 shares of its Common Stock and 711,000 shares of its Series A Preferred Stock to Warren Levy in exchange for 2,675,000 shares of common stock of WSL and 711,000 shares of Series A Convertible Redeemable Preferred Stock of WSL. The foregoing transaction was an exempt offering pursuant to Section 4(2) of the Securities Act. See "Description of Business -- Organization."

         In February 1997, the Company issued three-year warrants to certain affiliates of Century Financial Partners, Inc., the investment banking firm that advised United Golf in the Exchange with Mr. Levy, to purchase up to an aggregate of 650,000 shares of Common Stock at an exercise price per share of $2.50. The warrants expire on February 3, 2000.

         In March 1997, the Company sold 385,250 shares of Common Stock at a price per share of $2.00 to 30 investors, for a total of $770,500. The offering was an exempt from the registration rule pursuant to Rule 504 under Regulation D of the Securities Act. No underwriter was used in connection with the offering and no discounts or commissions were paid.

         As consideration for three loans made to the Company made by three unaffiliated persons in March 1997, the Company issued three-year warrants to such persons to purchase up to an aggregate of 5,000 shares of Common Stock at an exercise price per share of $2.50. The warrants expire on February 4, 2000. The foregoing issuance of the warrants was an exempt offering pursuant to
Section 4(2) of the Securities Act. No underwriter was used in connection with the offering and no discounts or commissions were paid.

         In a private placement effected pursuant to Section 4(2) and 3(b) or the Securities Act, and Rules 506 and 505 promulgated thereunder, the Company sold 12,490 shares of its Series B Preferred to 48 investors, of whom 18 were "accredited investors" as that term is defined in Rule 501(a). The shares of Series B Preferred Stock were sold at a price of $1.50 per share. Palm State Equities, Inc. acted as the placement agent in the private placement and received a placement fee of 10% of the sales proceeds. In addition, the Company paid Palm State Equities, Inc. a non-accountable expense allowance of 3% of the sales price of the shares sold in the private placement and agreed to sell to the placement agent, for nominal consideration, a three-year warrant to purchase up to a maximum of 100,000 shares of the Common Stock for an exercise price of $1.75 per share. The offering was effected by means of a private placement memorandum, and each investor executed a purchaser



                                       25.

suitability questionnaire, a subscription agreement and a purchaser representative questionnaire if the subscriber relied on a purchaser representative in connection with evaluating the merits of the offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Section 145 of the Delaware General Corporation law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Bylaws also provide that the Company has the power to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Delaware law.

         The Company's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. The provision does not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect directors responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         The Company intends to enter into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.



                                       26.

PART F/S
         FINANCIAL STATEMENTS

        The following index lists the financial statements of United Golf Products, Inc. are included in this report:

Report of Independent Accountants

Consolidated Balance Sheets as of July 31, 1996 and 1997 and October 31, 1997 (unaudited)

Consolidated Statements of Operations for the years ended July 31, 1995, 1996 and 1997 and the three months ended October 31, 1996 and 1997 (unaudited)

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended July 31, 1995, 1996 and 1997 and the three months ended October 31, 1997 (unaudited)

Consolidated Statements of Cash Flows for the years ended July 31, 1995, 1996 and 1997 and the three months ended October 31, 1996 and 1997

Notes to Consolidated Financial Statements



                                       27.

                           UNITED GOLF PRODUCTS, INC.


                        CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF JULY 31, 1995, 1996 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS







To the Board of Directors of
  United Golf Products, Inc. and Subsidiary:


We have audited the accompanying consolidated balance sheets of UNITED GOLF PRODUCTS, INC. (a Delaware corporation) AND SUBSIDIARY as of July 31, 1996 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Golf Products, Inc. and Subsidiary as of July 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.



                                                   ARTHUR ANDERSEN LLP




Los Angeles, California
December 18, 1997 (except with
respect to the matter discussed
in Note 5, as to which the date
is March 13, 1998)

                    UNITED GOLF PRODUCTS, INC. AND SUBSIDIARY


                           CONSOLIDATED BALANCE SHEETS



                                     ASSETS


                                                         July 31
                                              ------------------------------        October 31,
                                                  1996               1997               1997
                                              -----------        -----------        -----------
                                                                                    (Unaudited)
CURRENT ASSETS:
  Cash                                        $      --          $   113,476        $    35,630
  Accounts receivable, net of allowance
    for doubtful accounts of $34,249
    in 1996 and $41,643 in 1997 and
    $54,872 at October 31, 1997                 1,292,751          1,423,710          1,507,292
  Inventories                                   2,073,148          1,810,356          2,035,979
  Prepaids and other                               60,430            133,788            190,787
                                              -----------        -----------        -----------
          Total current assets                  3,426,329          3,481,330          3,769,688
                                              -----------        -----------        -----------

RECEIVABLE FROM AFFILIATE                          90,894            173,591            201,184

PROPERTY AND EQUIPMENT, at cost:
  Furniture and fixtures                          122,013            144,077            150,634
  Machinery and equipment                          86,381             90,480             91,833
                                              -----------        -----------        -----------
                                                  208,394            234,557            242,467
  Less--Accumulated depreciation
    and amortization                             (133,579)          (150,580)          (156,577)
                                              -----------        -----------        -----------
                                                   74,815             83,977             85,980
                                              -----------        -----------        -----------
OTHER ASSETS                                       86,123            200,123            179,172
                                              -----------        -----------        -----------
          Total assets                        $ 3,678,161        $ 3,939,021        $ 4,235,934
                                              ===========        ===========        ===========



                 The accompanying notes are an integral part of
                       these consolidated balance sheets.

                    UNITED GOLF PRODUCTS, INC. AND SUBSIDIARY


                           CONSOLIDATED BALANCE SHEETS



                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)


                                                              July 31
                                                     -------------------------      October 31,
                                                        1996          1997             1997
                                                     ----------    -----------      -----------
                                                                                    (Unaudited)
CURRENT LIABILITIES:
  Short-term borrowings                              $1,269,496    $ 1,123,923      $ 1,666,637
  Accounts payable                                    1,641,251      1,637,158        1,698,440
  Accrued expenses                                       71,432        254,025          204,606
                                                     ----------    -----------      -----------
          Total current liabilities                   2,982,179      3,015,106        3,569,683
                                                     ----------    -----------      -----------

NOTE PAYABLE TO SHAREHOLDER                             711,644          -                -

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value:
    Authorized--10,000,000 shares
    Issued and outstanding--2,675,000 shares
      at July 31, 1996 and October 31, 1996,
      and 4,673,700 shares at July 31, 1996 and
      October 31, 1997, respectively                      2,675          4,674            4,674
  Redeemable Cumulative Preferred Stock,
    $.001 par value:
      Authorized--1,000,000 shares
      Issued and outstanding--711,000 shares
        at July 31, 1997 and October 31, 1997,
        respectively                                      -                711              711
  Additional paid-in capital                              7,325      1,919,377        1,919,377
  Retained (deficit)                                    (25,662)    (1,000,847)      (1,258,511)
                                                     ----------    -----------      -----------
      Total shareholders' equity (deficit)              (15,662)       923,915          666,251
                                                     ----------    -----------      -----------
          Total liabilities and
            shareholders' equity (deficit)           $3,678,161    $ 3,939,021       $4,235,934
                                                     ==========    ===========       ==========



                 The accompanying notes are an integral part of
                       these consolidated balance sheets.

                    UNITED GOLF PRODUCTS, INC. AND SUBSIDIARY



                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                                     Three-Month Period
                                                              July 31,                                Ended October 31,
                                          ------------------------------------------------      ------------------------------
                                              1995              1996              1997              1996         1997
                                          ------------      ------------      ------------      ------------      ------------
                                                                                                          (Unaudited)
NET SALES                                 $  9,644,407      $ 10,300,560      $  8,780,346      $  1,783,176      $  1,940,120

COST OF GOODS SOLD                           7,590,190         8,702,627         7,436,736         1,532,181         1,619,264
                                          ------------      ------------      ------------      ------------      ------------
        Gross Profit                         2,054,217         1,597,933         1,343,610           250,995           320,856

OPERATING EXPENSES:
  Selling                                      769,386           823,993           769,529           255,801           279,012
  General and administrative                 1,148,543         1,278,899         1,202,121           144,058           216,815
  Non-cash compensation (Note 8)                    --                --           165,000                --                --
                                          ------------      ------------      ------------      ------------      ------------
        Income (loss) from operations          136,288          (504,959)         (793,040)         (148,864)         (174,971)

OTHER (EXPENSE)                                (78,120)         (178,767)         (151,720)          (45,067)          (64,718)
                                          ------------      ------------      ------------      ------------      ------------
        Net income (loss) before
          provision for income taxes            58,168          (683,726)         (944,760)         (193,931)         (239,689)

PROVISION (BENEFIT) FOR INCOME TAXES             9,400          (198,020)              800                --               200
                                          ------------      ------------      ------------      ------------      ------------
        Net income (loss)                 $     48,768      $   (485,706)     $   (945,560)     $   (193,931)     $   (239,889)
                                          ============      ============      ============      ============      ============

WEIGHTED AVERAGE NUMBER OF COMMON
  STOCK OUTSTANDING                          2,675,000         2,675,000         3,674,485         2,675,000         4,673,700
                                          ============      ============      ============      ============      ============

NET INCOME (LOSS) PER SHARE               $       0.02      $      (0.18)     $      (0.26)     $      (0.07)     $      (0.05)
                                          ============      ============      ============      ============      ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    UNITED GOLF PRODUCTS, INC. AND SUBSIDIARY


            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)




                                                                                                    Retained
                                Common Stock               Preferred Stock           Additional     Earnings
                        --------------------------    --------------------------       Paid-In     Accumulated
                           Shares        Amount         Shares         Amount         Capital       (Deficit)         Total
                        -----------    -----------    -----------    -----------    -----------    -----------     -----------
BALANCE,
  July 31, 1995           2,675,000    $     2,675             --    $        --    $     7,325    $   460,044     $   470,044

  Net loss                       --             --             --             --             --       (485,706)       (485,706)
                        -----------    -----------    -----------    -----------    -----------    -----------     -----------
BALANCE,
  July 31, 1996           2,675,000          2,675             --             --          7,325        (25,662)        (15,662)
  Shares issued
    in exchange
    with Aspen
    West Group, Inc       1,613,450          1,614             --             --        266,648             --         268,262
  Issuance of
    common stock            385,250            385             --             --        770,115             --         770,500
  Conversion of
    note into
    preferred stock              --             --        711,000            711        710,289             --         711,000
  Transfer of shares
    by majority
    shareholder                  --             --             --             --        165,000             --         165,000
  Dividend on
    preferred stock              --             --             --             --             --        (29,625)        (29,625)

    Net loss                     --             --             --             --             --       (945,560)       (945,560)
                        -----------    -----------    -----------    -----------    -----------    -----------     -----------
BALANCE,
  July 31, 1997           4,673,700          4,674        711,000            711      1,919,377     (1,000,847)        923,915
                        -----------    -----------    -----------    -----------    -----------    -----------     -----------
  Dividend on
    preferred stock              --             --             --             --             --        (17,775)        (17,775)
    (unaudited)
    Net loss
      (unaudited)                --             --             --             --             --       (239,889)       (239,889)
                        -----------    -----------    -----------    -----------    -----------    -----------     -----------
BALANCE,
  October 31, 1997
    (unaudited)           4,673,700    $     4,674        711,000    $       711    $ 1,919,377    $(1,258,511)    $   666,251
                        ===========    ===========    ===========    ===========    ===========    ===========     ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              UNITED GOLF PRODUCTS, INC. AND SUBSIDIARY

                                CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                          Three-Month Period
                                                            July 31,                       Ended October 31,
                                             -------------------------------------     -----------------------
                                                1995         1996          1997           1996         1997
                                             ---------     ---------     ---------     ---------     ---------
                                                                                              (Unaudited)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
    Net income (loss)                        $  48,768     $(485,706)    $(945,560)    $(193,931)    $(239,889)
    Adjustments to reconcile net
      income (loss) to net cash used
      in operating activities:
        Depreciation and amortization           23,397        19,999        23,001        16,279        36,625
        Provision for doubtful accounts        (10,000)       14,249         7,394        12,600        18,500
        Non-cash compensation expense
          (Note 8)                                --            --         165,000          --            --
        Changes in operating assets and
          liabilities:
            Accounts receivable               (504,095)       98,864       (47,094)     (107,786)     (102,082)
            Inventories                         96,491       212,877       262,792       109,785      (225,623)
            Prepaids and other                 (23,715)      (36,715)      (73,358)      (48,124)      (87,627)
            Receivable from affiliate           41,890       (90,894)      (82,697)       (4,582)      (27,593)
            Other assets                        18,072         8,990          --             401        20,951
            Accounts payable                   (48,067)       73,718        (4,093)      149,002        61,282
            Accrued expenses                   (64,741)      (29,257)      181,949         2,831       (49,419)
                                             ---------     ---------     ---------     ---------     ---------
          Net cash used in operating
            activities                        (422,000)     (213,875)     (512,666)      (63,525)     (594,875)
                                             ---------     ---------     ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment          (14,423)      (39,236)      (26,163)       (3,647)       (7,910)
  Cash acquired in acquisition                    --            --          57,003          --            --
                                             ---------     ---------     ---------     ---------     ---------
          Net cash provided by (used
            in) investing activities           (14,423)      (39,236)       30,840        (3,647)       (7,910)
                                             ---------     ---------     ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances (payments) on line of
    credit                                     352,000       242,996      (145,573)       79,744       542,714
  Payments of dividends to shareholders           --            --         (29,625)         --         (17,775)
  Payments on note payable to shareholder         (501)         --            --            --            --
  Payments on long-term debt                   (83,333)         --            --            --            --
  Issuance of common stock                        --            --         770,500          --            --
                                             ---------     ---------     ---------     ---------     ---------

          Net cash provided by
            financing activities               268,166       242,996       595,302        79,744       524,939
                                             ---------     ---------     ---------     ---------     ---------
NET (DECREASE) INCREASE IN CASH               (168,257)      (10,115)      113,476        12,572       (77,846)

CASH, beginning of year                        178,372        10,115          --            --         113,476
                                             ---------     ---------     ---------     ---------     ---------
CASH, end of year                            $  10,115     $    --       $ 113,476     $  12,572     $  35,630
                                             =========     =========     =========     =========     =========



              The accompanying notes are an integral part of These
                       consolidated financial statements.

                    UNITED GOLF PRODUCTS, INC. AND SUBSIDIARY



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  JULY 31, 1997


           (Information as of October 31, 1996 and 1997 is unaudited)

1.      The Company

United Golf Products, Inc. and its subsidiary (collectively, United Golf or the Company) designs, develops, assembles, and markets golf clubs and other golf accessories primarily in North America under the Rawlings (Registered Trademark) brand name. The Company has the exclusive, worldwide right to use the Rawlings name and logo in connection with the manufacture, distribution, promotion and sale of golf clubs, golf bags, and golf accessories, and the non-exclusive worldwide right to sell golf hats and golf balls. The Company currently markets its products nationwide primarily through mass marketers, including department stores, general discount warehouses and general sporting goods outlets. The Company also is engaged in the wholesale distribution of golf, tennis and other sporting goods that are manufactured by others.

United Golf, formerly Aspen West Group, Inc. (Aspen), was incorporated under the laws of the State of Delaware in August 1995. In February 1997, Aspen and WSL, Inc. (WSL) completed a stock exchange agreement pursuant to which all of the common stock of WSL was exchanged for a like number of common shares of Aspen (the "exchange") and the shareholders of WSL became the controlling shareholders of Aspen. The exchange has been accounted for as a reverse merger using the purchase method and, accordingly, the consolidated financial statements for the periods presented show only the operations of WSL. Aspen, which had approximately $231,000 of assets as of the date of the exchange, had insignificant operations prior to the exchange and no operations after the exchange.

2.      Summary of Significant Accounting Policies

        a.     Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company, after elimination of all significant intercompany accounts and transactions. Investments in joint ventures in which the Company has common stock ownership of 50 percent are accounted for on the equity method.

        b.     Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        c.     Unaudited Quarterly Financial Statements

        The unaudited financial statements for the three-month periods ended October 31, 1996 and 1997, have been prepared in conformity with generally accepted accounting principles. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These unaudited financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. The unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto. The results for the interim period presented are not necessarily indicative of results to be expected for the full year.

        d.     Credit Risk

        In fiscal 1995, three customers accounted for 34 percent of sales. In fiscal 1996 and 1997, one customer accounted for 11 percent and 21 percent of sales, respectively. At July 31, 1996 and 1997, accounts receivable included approximately $273,000 and $331,000 due from this customer, respectively.

        e.     Inventory

        Inventory, which includes materials, labor and manufacturing overhead, is valued at the lower of cost (first-in, first-out) or market and is summarized as follows:

                                         July 31,            July 31,
                                           1996                1997
                                        ----------          ----------
               Raw materials            $  952,102          $  748,845
               Work-in-process              30,931              46,856
               Finished goods            1,090,115           1,014,655
                                        ----------          ----------
                                        $2,073,148          $1,810,356
                                        ==========          ==========

        f.     Property and Equipment

        Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

               Machinery and equipment                         3 to 5 years
               Furniture and fixtures                          5 to 7 years

        When an asset is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations. Repairs and maintenance are charged to expense as incurred and major replacements or betterments are capitalized.

        g.     Revenue Recognition

        The Company recognizes revenue at the time of shipment.

        h.     Statement of Cash Flows

        The Company prepares its statement of cash flows using the indirect method as described by the Statement of Financial Accounting Standards No. 95. Supplemental cash flow disclosures are as follows:

                                                            July 31
                                           -----------------------------------------
                                             1995             1996            1997
                                           --------         --------       ---------
        Cash paid during the
          year for--
            Interest                       $165,729         $158,885       $ 124,889
            Income taxes (refunded)        $ (9,526)        $   --         $(198,020)
                                           ========         ========       =========

        For the three-month period ended October 31, 1996 and 1997, the Company paid $45,099 and $51,778 for interest, respectively. No cash was paid for taxes during the three-month period ended October 31, 1996 and 1997.

        In connection with the stock exchange agreement (see Note 1), the Company obtained approximately $231,000 in assets of which approximately $120,000 represents goodwill. In addition, the Company also converted the note payable to shareholders into Series A Redeemable Cumulative Convertible Preferred Stock (see Note 8).

        i.     Goodwill

        In connection with the stock exchange agreement (see Note 1), the Company obtained approximately $231,000 in assets of which approximately $120,000 represents goodwill.
        Goodwill is amortized over ten years.

        j.     Stock Based Compensation

        The Company adopted SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS 123) in fiscal 1997. As allowed by SFAS 123, the Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and comply with the pro forma disclosure requirements of the new standard (see Note 8).

        k.     Stock Split

        In January 1997, WSL effected a 267.5 for one common stock split and increased the number of authorized shares of common stock to 10,000,000. All information in the accompanying financial statements has been retroactively restated to reflect these changes.

        l.     Income (Loss) Per Share

        Income (loss) per share is based on the weighted average number of shares outstanding during each year. The weighted average number of shares used in the computation of income (loss) per share for 1995, 1996 and 1997 was 2,675,000, 2,675,000 and 3,674,485, respectively. The weighted average number of shares used in the computation of loss per share for the periods ended October 31, 1996 and 1997 was 2,675,000 and 4,673,700, respectively.

3.      Related-Party Transactions

Notes payable to shareholder represents $711,644 of non-interest bearing notes advanced by the shareholder to the Company. During fiscal 1997, the note payable was converted into Series A Redeemable Cumulative Convertible Preferred Stock in connection with the exchange (see Note 8).

The Company sells products to an affiliate company which is in the business of selling sporting goods, including golf products. As of July 31 1996 and 1997, the Company has receivable balances of $90,894 and $173,591 from its affiliate company, respectively.

4.      Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109.

Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the current marginal income tax rate. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. At July 31, 1997, the Company has net operating loss carryforwards available of approximately $900,000 which will expire through fiscal year 2012.

The components of the deferred income tax assets (liabilities) at July 31 are as follows:

                                                   July 31,          July 31,
                                                     1996             1997
                                                  ---------        ---------
            Net operating loss carryforward       $ 187,000        $ 477,300
            Non-cash compensation                      --             66,000
            Allowance for doubtful accounts          13,700           16,700
            Other                                    (4,000)           8,000
            Valuation allowance                    (196,700)        (568,000)
                                                  ---------        ---------
                                                  $    --          $    --
                                                  =========        =========

The components of the provision (benefit) for income taxes for the period ended July 31 are as follows:

                                           1995             1996              1997
                                         --------        ---------            ----
    Current:
          Federal                        $  9,100        $(198,820)           $ --
          State                             3,800              800             800

      Deferred:
          Federal                            (500)            --                --
          State                            (3,000)            --                --
                                         --------        ---------            ----
          Provision (benefit) for
            income taxes                 $  9,400        $(198,020)           $800
                                         ========        =========            ====

Differences between the provision (benefit) for income taxes and income taxes at the statutory federal income tax rate are as follows:

                                             1995             1996             1997
                                           --------        ---------        ---------
      Income tax at statutory
        federal rate                       $ 19,800        $(232,500)       $(321,000)
      State income taxes, net of
        federal benefit                       3,500          (41,020)         (56,500)
      Change in valuation allowance            --             79,400          371,300
      Other items, net                      (13,900)          (3,900)           7,000
                                           --------        ---------        ---------
                                           $  9,400        $(198,020)       $     800
                                           ========        =========        =========

Based on the Company's limited operating history and recurring losses from operations, all of the Company's deferred tax assets are offset by a valuation allowance as of October 31, 1997. The provision for income taxes for the three months ended October 31, 1997 consists of the minimum state tax.

5.      Short-term Borrowings

The Company has a line-of-credit secured by all of its assets which expires on April 17, 1999, with an automatic one-year renewal unless terminated by either party. The line-of-credit provides the Company with maximum borrowings of $2,200,000. Advances are limited to 80 percent of eligible accounts receivable, 30 percent of eligible raw materials and 40 percent of finished goods. Advances against inventory for the period from October 1, through March 31 are limited to $1,100,000 and for the period from April 1 through September 30 to be the lesser of $750,000 or 50 percent of the outstanding debt. Interest accrues at the bank's prime rate (7 1/4 percent at July 31, 1997) plus three percent. The line-of-credit is personally guaranteed by the Company's majority shareholder. The agreement requires the maintenance of certain financial covenants. The Bank amended the line-of-credit agreement in December 1997 and in March 1998. The Company is in compliance with all covenants under the amended line-of-credit agreement.

6.      Joint Venture Agreements

During fiscal year 1994, the Company started joint venture operations in New Zealand and Australia. In 1997, the two joint venture operations merged. The Company contributed inventory to these joint ventures in exchange for a 50 percent investment and an equal share of profits. These investments are included in other long-term assets and total approximately $71,000 as of July 31, 1997.

The joint ventures are engaged in the manufacturing of golf products under the Rawlings trademark. Royalties are paid to Rawlings Sporting Goods in accordance with the provisions set forth in the trademark agreement (see Note 7).

7.      Commitments and Contingencies

        Leases

        The Company leases its administrative office and production facilities under a lease that expires in 1998. The Company intends to exercise its option to renew this lease for an additional two years. The Company also leases a retail store location under a lease that expires in 1999. Future minimum lease payments are as follows:

               Fiscal year ending July 31,:
                      1998                                      $227,800
                      1999                                       231,500
                      2000                                       112,800
                                                                --------
                                                                $572,100
                                                                ========

        Total rental expense for the years ended July 31, 1995, 1996 and 1997 was approximately $200,150, $231,000 and $236,000, respectively.

        Trademark Agreement

        The Company sells commercial quality golf equipment using the Rawlings name and logo under a license agreement with the Rawlings Sporting Goods Company, Inc. The original agreement which covered the period January 1, 1990 through June 30, 1998 was renegotiated and a new agreement entered into for the period September 1, 1997 through August 31, 2002. The new agreement will automatically renew for a second five-year term if WSL's aggregate net sales of licensed products during the initial five-year term are at least $50,000,000. If the target sales are not reached, the parties will negotiate to reach mutually acceptable renewal provisions.

        Under both agreements, WSL agreed to pay Rawlings Sporting Goods Company a royalty of five percent of the net sales of licensed products or a minimum royalty in accordance with the following schedule:

               June 30, 1996                                    $300,000
               June 30, 1997                                     300,000
               July to August 1997                                50,000
               August 31, 1998                                   425,000
               August 31, 1999                                   450,000
               August 31, 2000                                   500,000
               August 31, 2001                                   550,000
               August 31, 2002                                   600,000

        Substantially all sales made by the Rawlings Golf Division, along with the Company's joint ventures, consisted of licensed products subject to the royalty agreement which resulted in approximately $324,000, $285,400 and $318,700 of royalty expense in fiscal years 1995, 1996 and 1997, respectively.

        Employment Agreement

        The Company has entered into an employment agreement with a shareholder/executive. The agreement is for five years and provides for a minimum salary and a performance bonus.

8.      Shareholders' Equity

        Common Stock

        In June 1997, the majority shareholder entered into an agreement to transfer 200,000 shares of restricted common stock to an unrelated party for services rendered. The fair value of these shares of $165,000 was recorded as non-cash compensation in fiscal 1997.

        Series A Redeemable Cumulative Convertible Preferred Stock

        In January 1997, the shareholder of WSL converted his $711,644 note payable into 711,000 shares of Series A Redeemable Cumulative Convertible Preferred Stock (Preferred Stock). The Preferred Stock is entitled to receive quarterly dividends at an annual rate of 10 percent of the stated value, which for the purpose of calculating dividends, is $1.00 per share. Dividends are cumulative without interest. As long as any shares of Preferred Stock are outstanding, no dividends on the Company's Common Stock can be paid until all current and cumulative dividends on the Preferred Stock have been paid.

        At any time prior to February 3, 1998, the Company, at the option of the Board of Directors, may redeem all or any part of the outstanding shares of Preferred Stock for $1.25 per share. Commencing February 3, 1998, the holders of the Preferred Stock may convert all, but not less than all, of their shares of Preferred Stock into the Company's Common Stock at a conversion price of $1.00 per share. The conversion price is subject to equitable adjustments to reflect stock splits, stock dividends, recapitalizations, reorganizations, sale of shares below conversion price and other like occurrences. Each share of Preferred Stock entitles the holder to voting rights and powers equal to the number of shares of Common Stock issuable upon conversion of such shares to Common Stock.

        Upon any liquidation or winding up of the Company, the Preferred Stock shareholders have a liquidation preference over the Common Stock shareholders equal to the sum of $1.00 per share and all unpaid dividends.

        Stock Warrants

        In connection with the sale of its Common Stock in February 1997, the Company issued warrants to purchase 650,000 shares of common stock to the placement agent. The warrants vested upon grant and have a term of three years at an exercise price of $2.50 per share. In addition, the Company issued warrants to purchase 5,000 shares of Common Stock for bridge loans made until the funds from the sale of Common Stock were received. The warrants vested upon grant and have a term of three years at an exercise price of $2.50 per share.

        In February 1997, the Company issued warrants to a consulting firm to purchase 25,000 shares of Common Stock. The warrants are exercisable for one year at an exercise price of $4.00.

        Information regarding the Company's warrants is as follows:

                                                    Weighted        Weighted
                                     Shares         Average          Average
                                      Under         Exercise           Fair            Aggregate
                                    Warrants          Price            Value            Price
                                   ----------       ----------       ----------       ----------
      BALANCE, July 31, 1996             --         $     --         $     --         $     --
         Granted                      680,000             2.56             1.81        1,737,500
         Canceled                        --               --               --               --
         Exercised                       --               --               --               --
                                   ----------       ----------       ----------       ----------
      BALANCE, July 31, 1997          680,000       $     2.56       $     1.81       $1,737,500
                                   ==========       ==========       ==========       ==========

        Information about the Company's warrants outstanding at July 31, 1997 is summarized as follows:

                                          Number of           Weighted Average
                                           Shares                 Remaining
               Exercise Price            Outstanding           Contractual Life
               --------------            -----------          ------------------
                 $2.50                     655,000               2.5 years
                 $4.00                      25,000               0.5 years
                                           -------
                                           680,000               2.4 years
                                           =======

        The Company accounts for stock warrants granted to non-employees in accordance with SFAS No. 123 which requires non-cash compensation expense be recognized over the expected period of benefit. All warrants issued in fiscal year 1997 were issued in connection with the sale of Common Stock. The offering costs associated with the warrants were netted against the proceeds from the sale of Common Stock. The Company accounts for its stock options granted to employees and directors under Accounting Principles Board No. 25 (APB 25), under which no compensation cost has been recognized.

        The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: risk-free interest rate of 5.6 percent to
        7.1 percent; expected lives of one to three years; no expected volatility and no dividends would be issued during the warrant terms.

PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
2.1      Amended and Restated Certificate of Incorporation of the Company.

2.2      Bylaws of the Company.

4.1      Specimen Common Stock Certificate.

4.2      Certificate of Designations for Series A Preferred Stock.

4.3      Certificate of Designations for Series B Preferred Stock.

4.4      Form of Warrant.

6.1      License Agreement dated as of September 24, 1997 by and between WSL, Inc. and
         Rawlings Sporting Goods Company, Inc.

6.2      Loan and Security Agreement dated as of April 17, 1997 by and between the Company and
         Capital Business Credit.

6.3      Continuing Limited Guaranty of Warren E. Levy dated as of April 17, 1997 made in favor of Capital Business Credit.

6.4      Continuing Limited Guaranty of Sheila Levy dated as of April 17, 1997 made in favor of
         Capital Business Credit.

6.5      Employment Agreement dated as of February 3, 1997 by and between the Company and
         Warren E. Levy.

6.6      Lease dated as of November 9, 1994 by and between the Company and Calmart Limited
         Partnership.

6.7      Joint Venture Agreement dated as of March 1994 by and between the Company and Team
         Sports.

6.8      Registration Rights Agreement dated as of February 3, 1997 by and between Aspen West
         Group, Inc. and Warren E. Levy.

6.9 Registration Rights Agreement dated as of February 3, 1997 by and between Aspen West Group, Inc. and the Holders named on the signature page thereto.

8.1      Agreement and Plan of Reorganization dated as of February 3, 1997 by and among Aspen
         West Group, Inc. and WSL, Inc. and the sole shareholder of WSL, Inc.

10.1     Consent of Arthur Andersen LLP.

                                   SIGNATURES


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        United Golf Products, Inc.



March 13, 1998                          By /s/ WARREN E. LEVY
                                          --------------------------------
                                           Warren E. Levy
                                           Chairman of the Board,
                                           Chief Executive Officer and President